UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Talecris Biotherapeutics Holdings Corp.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
874227101
(CUSIP Number)
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174, Barcelona, Spain
Tel: +34 93 571 0500
Attention: Víctor Grifols
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:

Proskauer Rose LLP	Osborne Clarke S.L.P.
1585 Broadway	Avenida Diagonal, 477
New York, NY 10036	Planta 20, 08036 Barcelona, Spain
Tel: (212) 969-3000	Tel: +34 93 419 1818
Attention: Peter G. Samuels, Esq.	Attention: Tomás Dagá and Raimon Grifols
February 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	874227101

1	NAMES OF REPORTING PERSONS Grifols, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,175,236 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,175,236 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.8% (See Item 5)(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Based on 122,875,752 shares of the issuer’s common stock outstanding as of June 6, 2010, as represented by the issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) amends the statement on Schedule 13D which was originally filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 16, 2010 (the “Statement”) with respect to the common stock, par value $0.01 per share (the “Shares”), of Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709. This Schedule 13D amends the Statement as specifically set forth herein. Unless otherwise defined herein, capitalized terms used but not defined in this Schedule 13D have the respective meanings ascribed to them in the Statement.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby supplemented by adding thereto the following information:
The Merger Agreement, and the Mergers contemplated thereby, obtained the approval of the stockholders of the Company (which approval was required for the consummation of the Mergers) at a special meeting of the stockholders held on February 14, 2011 (the “Special Meeting”).
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby supplemented by adding thereto the following information:
The Talecris Stockholder voted the Covered Shares in favor of the Merger Agreement at the Special Meeting.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011	GRIFOLS, S.A.
	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory